EXHIBIT 99.1

Quantum Biopharma Signs an Agreement With Ingenu CRO to Conduct a Clinical Study to Observe Disease Progression in Patients With Primary Progressive Multiple Sclerosis.

TORONTO, ON / ACCESSWIRE / September 9, 2024 / Quantum BioPharma Ltd. (NASDAQ:QNTM)(CSE:QNTM)(FRA:0K91) ("Quantum BioPharma" or the "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announces that through its subsidiary, HUGE Biopharma Australia Pty Ltd., it entered into an agreement with Ingenu CRO Pty Ltd on August 13, 2024 to conduct a clinical study to observe and quantify disease progression in patients with primary progressive multiple sclerosis. This study will facilitate a future phase 2 clinical trial with Lucid-21-302 (Lucid-MS).

"We are very pleased to be working with Ingenu CRO to conduct this observational study in patients with multiple sclerosis. This is an important study which advances our multiple sclerosis research program and moves us closer to initiating a phase 2 clinical trial with Lucid-21-302," said Dr. Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum Biopharma.

Contact Information

Zeeshan Saeed

Founder, CEO and Executive Co-Chairman of the Board

zsaeed@quantumbiopharma.com

416-854-8884

SOURCE: Quantum Biopharma Ltd.